

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2013

<u>Via U.S. mail</u>
Mr. Keith E. Bass
President and Chief Executive Officer
WCI Communities, Inc.
24301 Walden Center Drive
Bonita Springs, FL 34134

   Re: WCI Communities, Inc.
     Draft Registration Statement on Form S-1
     Submitted April 19, 2013
     CIK No. 0001574532

Dear Mr. Bass:

  We have reviewed your confidential draft registration statement and have the comments below. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

  Please respond to this letter by providing the requested information and submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information that you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We will process this draft registration statement and any amendment without a price range. Since the price range triggers, however, a number of disclosure matters, we will need sufficient time to process the amendment in which it is included. Note that the price range's effect on disclosure throughout the registration statement may cause us to raise issues on areas upon which we have not commented previously.

2. As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information. Since you intend to rely on Rule 430A, note that Rule 430A does not allow for the omission before effectiveness of amounts that may be computed based on the maximum number of shares offered and the midpoint of the offering price range or the number of shares to be offered on the cover page. Also, confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the midpoint of the offering price range, and all other information except information that you may exclude in reliance upon Rule 430A.

3. We note that you intend to file by amendment most exhibits, including the legal opinion. We may have comments on the legal opinion and other exhibits after they are filed. Allow us sufficient time to review these materials before requesting acceleration of the registration statement's effectiveness.

4. Before the registration statement's effectiveness, please arrange for a representative of the Financial Industry Regulatory Authority or FINRA to call us to confirm that FINRA has no objection to the underwriting arrangements for the offering. Alternatively, provide us a copy of the letter from FINRA confirming that FINRA has no objection to the underwriting arrangements for the offering.

5. Provide us copies of any artwork that you intend to use as soon as possible for our review and comment. Since we may have comments on these materials, you may wish to consider waiting for comments before printing and circulating any artwork.

Statement Regarding Industry and Market Data, page ii

6. Tell us what consideration you have given to filing the market study prepared for you by John Burns Real Estate Consulting, LLC as an exhibit to the registration statement.

7. We note the disclaimer "we cannot assure you of the accuracy or completeness of the data" in the second paragraph as well as the statement that "investors should not place significant reliance on such data and information." Since you may not disclaim responsibility for information that you have chosen to include in the registration statement, please delete these disclaimers.

Summary, page 1

8. Please identify those aspects of the offering and your company that are most significant, and highlight these points in plain, clear language. The summary should not, and is not required

to repeat the detailed information in the prospectus. The detailed description of your business, competitive strengths, and strategy is unnecessary since you repeat them verbatim in the business section of the prospectus.

Our Restructuring, page 10

9. Please expand your disclosure to discuss the events leading up to your Chapter 11 filing and your decision to file for bankruptcy. Please also include a discussion of the material terms of the plan of reorganization.

10. Please include a discussion of the applicable limitations and risks to an investor that will result from your status as a controlled company.

11. Please disclose in this section the total outstanding principal amount of your debt.

The Offering, page 12

12. You disclose on page 13 that unless otherwise indicated or the context requires, all information in this prospectus assumes that a stock split will take place immediately prior to consummation of this offering. If the stock split will occur at or immediately before the effectiveness of your registration statement, we remind you that in accordance with SAB Topic 4C you must revise your financial statements and your disclosures throughout the filing to give effect to the expected stock split. If the stock split will occur after effectiveness of your registration statement but prior to the consummation of this offering, please provide appropriate pro forma information throughout the filing.

Risk Factors, page 19

13. In order to make the magnitude of the risks clear, please provide brief examples of how you have recently been affected, if at all, by the risks discussed under the following headings:

- Labor and raw materials and building supply shortages…, page 23; and

- We may face utility or resource shortages…, page 39.

We intend to use leverage in executing our business strategy, which may adversely affect our business, financial condition and results of operations, page 39

14. Please disclose your annual debt service obligation in this risk factor.

Our indebtedness may restrict our ability to pursue our business strategies, page 41

15. Refer to the last bullet point, and elaborate on the actions that you may take involving the Pelican Preserve Town Center.

Use of Proceeds, page 54

16. Revise the disclosure in the second paragraph to identify specifically the amount of proceeds to be used for each intended use of proceeds. See Item 4 of Form S-1 and Item 504 of Regulation S-K.

Capitalization, page 55

17. It appears from your disclosure on page 56 that you expect to repurchase all of your outstanding shares of Series A preferred stock prior to the consummation of this offering. Please tell us how you considered the likelihood of achieving the $525 million level of pre-petition lender recovery prior to both the repurchase of the Series A preferred stock and the consummation of this offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

Results of Operations, page 67

18. We note your risk factor on page 22 and disclosures elsewhere in the filing that your high gross margins in your Homebuilding segment in 2012 are partially attributable to the low book value of your land, which was reset to then current fair value in September 2009. Please expand your discussion of your gross margin to address this fact. To the extent possible, please revise to:

- Quantify the positive impact these sales had on cost of sales for each period presented;

- Quantify as of the latest balance sheet presented the amount of land still held in inventory at September 2009 fair values; and

- Estimate the period of time over which the sale of this inventory is expected to have a positive impact on your financial results.

Non-GAAP measures, page 65

19. In light of the fact that your non-GAAP measure, Adjusted EBITDA, is adjusted for asset impairments, please expand your disclosures to clarify how this measure provides an indicator of "general economic performance that is not affected by fluctuations in interest rates or effective tax rates, or levels of depreciation," or revise your disclosures accordingly.

20. Some of the limitations that you present and discuss appear to be more closely related with limitations typically associated with non-GAAP liquidity measures. Specifically, we refer you to the limitations discussed in the first and third bullets and your reference to cash requirements in the second bullet. We also note that the paragraph following these bullets almost exclusively addresses what appear to be liquidity measure limitations. Please substantially revise these disclosures to better discuss the limitation of Adjusted EBITDA as a performance measure.

Real Estate Services, page 69

21. Your disclosure in the first full paragraph on page 70 infers that real estate brokerage commissions paid to your independent real estate agents are recognized in your financial statements as a part of gross margin. However, your discussion on the top of page 71 suggests that commissions paid to in-house personnel and third party brokers are included within SG&A expenses. Please revise to clarify this possible inconsistency, and tell us the accounting literature that you relied upon to support your classification.

Amenities, page 70

22. Please revise your discussion to more fully describe trends in your membership statistics that could affect the results of your amenities segment from period to period. For example, quantification of changes to your membership base and pricing of membership fees could provide greater transparency to investors.

Liquidity and Capital Resources, page 72

23. Please revise your discussion regarding the 2017 senior secured term notes to provide an indication of your covenant compliance status as of the most recent balance sheet period presented. Please similarly revise your financial statement footnotes on page F-22.

Critical Accounting Policies, page 79

Real Estate Inventories and Capitalized Interest, page 80

24. Throughout your filing you disclose that your land values were reset to then current fair market values in September 2009 in connection with your restructuring and emergence from bankruptcy protection. We note from your disclosures on page 70 that you recognized $10 million of impairment charges during 2011 in connection with land you deemed non-core to your operations. Please disclose how the assumptions used to determine fair value of this land in September 2009 changed during 2011 and resulted in the impairment as of December 31, 2011.

25. Please revise your critical accounting policy disclosure to clarify how often and under what circumstances you evaluate each of your communities and land parcels for impairment. Please consider similar revisions to your financial statement footnote disclosures on page F-17. Furthermore, in order to provide investors with an understanding of your inventory that may be at risk of impairment, please revise both your annual and interim critical accounting policy disclosures to:

- Quantify the number of communities and/or land parcels that you analyzed for impairment as of each balance sheet date presented; and

- Of the communities and/or land parcels analyzed for impairment, quantify both the number of communities and/or land parcels for which the undiscounted cash flows are not substantially in excess of the carrying value, and disclose the aggregate carrying value of those communities and/or land parcels.

Voting Arrangements, page 143

26. We note that Monarch will nominate directors and that they will be named in the prospectus. If any person who has not signed the registration statement is named in it as about to become a director, the written consent of the person shall be filed with the registration statement. See Rule 438 of the Securities Act of 1933.

Annual Cash Incentives, page 155; Annual Incentive Compensation Plan, page 160

27. We note the disclosures that the objective component of the bonus potential under the 2012 management incentive compensation plan is based on company performance goals relating to four financial objectives, the objective component of the bonus potential under the 2013 management incentive plan is based on company performance goals relating to two financial

objectives, and the bonus potential under the 2013 real estate services incentive compensation plan is based on division performance goals relating to EBITDA and achievement of gross commission income thresholds. Please disclose the performance target levels.

Lock-Up Agreement, page183

28. Describe briefly the factors that Citigroup would consider in determining whether to release any of the securities subject to the lock-up agreements.

Experts, page 195

29. Please tell us the circumstances surrounding why Ernst & Young LLP was not independent during the year ended December 31, 2011. Please also tell us how and when they were able to achieve independence for the year ended December 31, 2012.

30. Please provide all the disclosures required by Item 304 of Regulation S-K. Refer to Part I, Item 11(i) of Form S-1.

Index to Consolidated Financial Statements, page F-1

General

31. Please note the updating requirements of Rule 3-12 of Regulation S-X.

2. Summary of Significant Accounting Policies, page F-8

Revenue and Profit Recognition, page F-13

32. Please revise to clarify if non-equity membership initiation fees are transferrable to future homeowners of the same house for no additional fee. If these fees are not transferrable, please explain how you determined that it was appropriate to amortize them over the life of the amenity facilities rather than over some other method.

33. Please revise to clarify the differences between the rights and privileges associated with an equity membership compared to a non-equity membership. Please also revise to more clearly explain the initial and ongoing revenues generated by each type of membership.

3. Real Estate Inventories and Capitalized Interest, page F-16

34. We note that you have combined land and land improvements held for development with
    land and land improvements held for sale on your consolidated balance sheet. Please tell us
    how you considered the provisions of ASC 360-10-45 in deciding not to separately disclose
    land and land improvements held for sale as of December 31, 2012.

4. Property and Equipment, page F-16

35. Please revise to quantify the amount of amenity assets included within property and
    equipment as of the periods presented.

10. Community Development District Obligations, page F-21

36. Please revise to more fully describe how you separately determine the estimated amount of
    "A" bond and "B" bond obligations that you may be required to pay.

11. Warranty Reserves, page F-22

37. Please revise to explain the reason for the $490,000 adjustment to pre-existing warranty
    reserves during 2011. Please also revise to explain how you determine the adjustments
    related to pre-existing reserves.

14. Income Taxes, page F-26

38. Your disclosures indicate that as a result of multiple Section 382 limitations, you are
    significantly limited in the use of deferred tax assets over the next five years. As such, you
    have deferred tax liabilities that may be recognized over the next five years that cannot be
    offset by deferred tax assets. In light of this fact as well as your belief that it is not more
    likely than not that a significant portion of the deferred tax assets will be realized in the
    future, please address why your valuation allowance is not equal to your total deferred tax
    assets as of December 31, 2012 and 2011.

39. In 2012 you recognized an income tax benefit of $50.5 million as the result of a settlement
    with the Internal Revenue Service or IRS for the years 2003 through 2008. Please expand
    your disclosures here and within MD&A on page 71 to explain when you recorded the
    unrecognized tax liability associated with the IRS audit and your basis for recognizing such
    amount. Please address how the facts and circumstances you relied on when you recognized
    the liability changed such that you not only reversed the tax liability but also recognized a
    $16.8 million receivable from the IRS.

15. Commitments and Contingencies, page F-28

40. Please revise to quantify both the amount of condominium and homeowners' association deficit funding expenses capitalized and the amount expensed during each of the periods presented. Please also revise to identify the financial statement line items where these amounts are recorded, and tell us the accounting literature that you relied upon to support that classification.

41. On page 36 you discuss a risk factor relating to certain claims that may not have been discharged in the Chapter 11 cases for which you indicate that the ultimate resolution of such claims and other obligations may have a material adverse effect on your results of operations and profitability. Furthermore, you discuss certain contingencies associated with the Watermark Association and the Lesina Association for which you may be responsible to pay any final, non-appealable judgment obtained by these associations in full rather than pursuant to the treatment set forth in the plan of reorganization. With reference to ASC 450-20-50, please address the need to disclose these contingencies.

20. Subsequent Events, page F-35

42. We note that you reached an agreement with your Series B preferred stockholders to purchase their one outstanding share for $0.7 million. We also note your disclosure in footnote 5 on page 17 that you will repurchase all of your Series A preferred stock. Please tell us how you determined or will determine the repurchase amount of each Series, and disclose any accounting implications regarding these repurchase transactions. Please address the guidance in ASC 260-10-S99-2.

Closing

       If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance that we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

       Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so that we do not repeat or refer to that information in our comment letters to you.

You may direct questions on comments on the financial statements and related matters to Lisa Haynes Etheredge at (202) 551-3424 or Jeanne K. Baker at (202) 551-3691. You may direct questions on other comments and disclosure issues to Edward M. Kelly at (202) 551-3728 or Craig E. Slivka at (202) 551-3729.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Via E-mail
        Marc D. Jaffe, Esq.
        Senet S. Bischoff, Esq.
        Latham & Watkins LLP
        885 Third Avenue
        New York, NY 10022